                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 11-K

        (Mark One)

        [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED) FOR THE FISCAL YEAR ENDED JANUARY 31, 1998
        OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)



                         A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:



                     THE BUCKLE, INC. CASH OR DEFERRED PROFIT SHARING PLAN


                         B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office

                                    THE BUCKLE, INC.
                                 2407 WEST 24TH STREET
                                     P.O. BOX 1480
                              KEARNEY, NEBRASKA 68848-1480


                                       SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the members of The Buckle, Inc. Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

             THE BUCKLE, INC. CASH OR DEFERRED PROFIT SHARING PLAN




              Date:                     By:  DENNIS H. NELSON
                  -----------------       ------------------------------
                                          Dennis H. Nelson
                                          President and Chief Executive Officer

                              REQUIRED INFORMATION


  Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included herein as listed in the table of contents below.



  Table of Contents

        (a)Financial Statements                                     Pages
        ------------------------                                    -----
        Independent Auditors' Report                                  1

        Statements of Net Assets Available for Benefits
         January 31, 1998 and 1997                                    2

        Statements of Changes in Net Assets Available for Benefits
         for the Years Ended January 31, 1998 and 1997                3

        Notes to Financial Statements                               4-9



        (b) Supplemental Schedules
        ---------------------------

        Item 27a - Schedule of Assets Held for
                   Investment Purposes - January 31, 1998             10

        Item 27b - Schedule of Loans or Fixed Income
                   Obligations - January 31, 1998                     11

        Item 27d - Schedule of Reportable Transactions -
                   For the Year Ended January 31, 1998                12


        (c) Exhibits
        -------------

        Exhibit A - Independent Auditors' Consent                     13


  Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

     INDEPENDENT AUDITORS' REPORT

     The Buckle, Inc. Cash or Deferred Profit Sharing Plan Kearney, Nebraska

     We have audited the accompanying statements of net assets available for benefits of The Buckle, Inc. Cash or Deferred Profit Sharing Plan (the "Plan") as of January 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.





     DELOITTE & TOUCHE LLP

     Omaha, Nebraska
     May 28, 1998

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JANUARY 31, 1998 AND 1997
___________________________________________________________________________________________________________

                                                                  1998                        1997
ASSETS:
Investments at fair value (Note D)                             $13,460,010                $9,565,242

Receivables:
 Employer contributions receivable                                 820,215                   617,169
 Employee contributions receivable                                  49,850                    31,967
                                                             -------------------      --------------------
                                                                   870,065                   649,136
                                                             -------------------      --------------------
Net assets available for benefits                              $14,330,075               $10,214,378
                                                             ===================      ====================

The accompanying notes are an integral part of these financial statements.

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JANUARY 31, 1998 AND 1997

                                                                      1998                    1997
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (Note F):
  Net appreciation in fair value of investments (Note D)         $ 1,741,735             $   946,879
  Interest and dividends                                           1,027,304                 459,619
                                                              --------------           -------------
                                                                   2,769,039               1,406,498
                                                              --------------           -------------
Contributions (Note F):
  Employees                                                        1,015,120                 825,726
  Employer                                                           773,388                 617,169
                                                             ---------------           -------------
                                                                   1,788,508               1,442,895
                                                             ---------------           -------------
         Total Additions                                           4,557,547               2,849,393
                                                             ---------------           -------------
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants (Note F)                             436,400                 626,202
  Administrative expense                                               5,450                  26,384
                                                             ---------------           -------------
         Total Deductions                                            441,850                 652,586
                                                             ---------------           -------------
NET INCREASE                                                       4,115,697               2,196,807
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year                                                 10,214,378               8,017,571
                                                             ---------------           -------------
End of year                                                      $14,330,075             $10,214,378
                                                             ===============           =============

The accompanying notes are an integral part of these financial statements.

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 1998 AND 1997

A.   DESCRIPTION OF THE PLAN

     The following description of The Buckle, Inc. Cash or Deferred Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

     GENERAL - The Plan is a defined contribution plan covering all employees working 1,000 hours or more per year who have one year of service and are at least age twenty. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). It was established February 1, 1986 and last amended February 1, 1993. The Plan administrator is The Buckle, Inc. (the Company), the trustee for the Plan is Grand Island Trust Company, and the recordkeeper is United of Omaha Life Insurance Company.

     CONTRIBUTIONS - Participants may contribute from 2% to 12% of their salary. The Company may contribute to the Plan at its discretion. The Company contributions to the Plan were $773,388 and $617,169 during the years ended January 31, 1998 and 1997, respectively.

     PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeiture of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accounts of the Plan have been prepared in accordance with generally accepted accounting principles. The financial statements were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 as permitted by the Securities and Exchange Commission's amendments to Form 11-K.

     VALUATION OF INVESTMENTS - The Plan's guaranteed investment contracts are recorded at the accumulated value of the contract, which approximates fair value. The equity funds, including the Company stock fund, are recorded at quoted market value of stocks comprising them. The fixed income fund represented insurance annuities which were valued at premiums paid plus earnings reinvested which approximates fair value. Money market accounts are recorded at the cash equivalent amount of which approximates fair value. Participant loans are valued at cost which approximates fair value.

     The net appreciation in the fair value of investments is based on the fair value of the investments at the beginning of the year or cost, if purchased during the year.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     BENEFITS PAYABLE - Distributions to participants are recorded in the year paid. At January 31, 1998 and 1997, benefits due and unpaid to retired and terminated participants were $62,188 and $1,925, respectively.

     VESTING - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The remainder of their accounts vest over a six-year period, as shown:





                                                               PERCENT
       YEARS OF SERVICE                                        VESTED
       Two                                                       20%
       Three                                                     40%
       Four                                                      60%
       Five                                                      80%
       Six                                                      100%

     PARTICIPANT LOANS - Participants may borrow from their individual contribution accounts subject to maximum limitations as defined in the Plan. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate based on the published prime rate plus 1%. Interest rates range from 9.25% to 9.5%. Principal and interest are paid ratably through monthly payroll deductions.

     PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments over a five-year period, or payment in the form of an annuity.

     EXPENSES - Administrative expenses are paid by either the employer or the Plan, in accordance with the terms of the Plan Services Agreement.

     RECLASSIFICATIONS - Certain reclassifications have been made to the 1997 financial statements to conform with classifications used in the 1998 financial statements.

C.   TAX STATUS

     The Plan obtained its latest tax determination letter dated October 9, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

D.   INVESTMENTS

     Participants may direct their contributions into any of the following investment options:

       Guaranteed Interest Fund - This fund provides a fixed rate of return.

       Balance Fund - This fund invests both in equity and debt securities.

       Growth Fund - This fund invests in equity securities of U.S. companies with high growth potential.

       International Equity Fund - This fund invests in equity securities of growth oriented companies outside the U.S.

       Value Fund - This fund invests in equity securities, generally in large, well established companies.

       Aggressive Growth Fund - This fund invests in equity securities of small and medium sized U.S. companies.

       The Buckle Stock Fund - This fund invests in the common stock of The Buckle, Inc.

     The following table presents the fair value of investments at January 31, 1998 and 1997. Investments that represent 5 percent or more of the Plan's net assets are separately identified.






                                                  1998                                 1997
                                   ________________________________      _______________________________

INVESTMENTS AT FAIR VALUE AS            NUMBER                               NUMBER
DETERMINED BY ACCUMULATED              OF SHARES               FAIR         OF SHARES           FAIR
VALUE OF CONTRACT:                      OR RATE               VALUE          OR RATE           VALUE
GUARANTEED INTEREST FUND:
  Fixed Income Fund:
  First Capital Life Insurance
    Company                                   -         $         -            6 %        $  428,355
  Hartford Life Insurance                   8 %             332,163            8 %           307,623
  United of Omaha - Guaranteed
    Interest                             5.45 %           1,504,469          6.1 %           932,847

INVESTMENTS AT FAIR VALUE AS
DETERMINED BY QUOTED MARKET PRICE:

VALUE FUND:
  The American Funds Group:
    Fundamental Investors Fund 10      76,614             2,137,867       62,414           1,608,745

BALANCE FUND:
  The American Funds Group:
  The Income Fund of America           38,319               684,763       31,759             529,489

GROWTH FUND:
  Fidelity Advisor Equity Growth
  Fund:
    Growth Equity Fund Class T         54,867             2,562,652       42,964           1,925,735

THE BUCKLE STOCK FUND:
  The Buckle, Inc.                     72,002             2,424,209       31,861             896,834
  Reserve deposit account               -                     4,903        -                   3,480

INTERNATIONAL EQUITY FUND:
  The American Funds Group:
    Europacific Growth Fund            64,996             1,744,584       52,713           1,396,156

AGGRESSIVE GROWTH FUND:
  The AIM Family of Funds:
    AIM Constellation Fund             66,613             1,742,124       51,427           1,312,607

LOAN FUND                                 -                 322,276          -               223,371
                                                 ------------------                 ----------------
                                                        $13,460,010                       $9,565,242
                                                 ==================                 ================

     During 1998 and 1997, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $1,741,735 and $946,879, respectively, as follows:


                                                                                       YEARS ENDED
                                                                                       JANUARY 31,
                                                                         _________________________________
NET CHANGE IN FAIR VALUE                                                             1998          1997
Investments at Fair Value as Determined by Quoted Market Price:
 Value Fund                                                                     $  153,287      $152,577
 Balance Fund                                                                       41,253         8,614
 Growth Fund                                                                       102,466       261,337
 The Buckle Stock Fund                                                           1,381,175       298,603
 International Equity Fund                                                          22,934       111,990
 Aggressive Growth Fund                                                             40,620       113,758
                                                                          ----------------  ------------
Net change in fair value                                                        $1,741,735      $946,879
                                                                          ================  ============

E.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan, to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants all become 100% vested in their accounts. The Company may direct the Trustee either to distribute the Plan's assets to the participants, or to continue the Trust and distribute benefits as though the Plan had not been terminated.

F.   FUND INFORMATION

     Investment income, employee contributions, employer contributions and benefits paid to participants by fund are as follows:


                                          YEARS ENDED JANUARY 31,
                                   __________________________________

                                            1998               1997
Investment Income:
 Guaranteed Interest Fund              $  116,573         $  102,033
 Growth Fund                              394,816            319,169
 The Buckle Stock Fund                  1,381,644            298,961
 International Equity Fund                165,575            175,202
 Value Fund                               395,249            277,202
 Balance Fund                             122,178             58,796
 Aggressive Growth Fund                   165,793            157,618
 Loan Fund                                 27,211             17,517
                                     ------------       ------------
                                       $2,769,039         $1,406,498
                                     ============       ============
Employee Contributions:
 Guaranteed Interest Fund              $   99,623         $   86,277
 Growth Fund                              198,759            163,331
 The Buckle Stock Fund                    139,214            103,218
 International Equity Fund                163,068            129,365
 Value Fund                               141,189            125,583
 Balance Fund                              62,597             53,543
 Aggressive Growth Fund                   210,670            164,409
                                     ------------       ------------
                                       $1,015,120         $  825,726
                                     ============       ============
Employer Contributions:
 Guaranteed Interest Fund              $   76,276         $   66,034
 Growth Fund                              150,714            121,989
 The Buckle Stock Fund                    110,095             77,567
 International Equity Fund                126,929            100,104
 Value Fund                               104,038             90,378
 Balance Fund                              44,411             40,712
 Aggressive Growth Fund                   160,925            120,385
                                     ------------       ------------
                                       $  773,388         $  617,169
                                     ============       ============
Benefits Paid to Participants:
 Guaranteed Interest Fund              $   45,634         $  159,541
 Growth Fund                               57,982            123,434
 The Buckle Stock Fund                     64,504             52,870
 International Equity Fund                 92,794             73,528
 Value Fund                                70,512            124,674
 Balance Fund                               5,785             25,763
 Aggressive Growth Fund                    75,044             54,824
 Loan Fund                                 24,145             11,568
                                     ------------       ------------
                                       $  436,400         $  626,202
                                     ============       ============



G.   GUARANTEED INTEREST ACCOUNT

     The Plan has entered into various benefit responsive guaranteed interest contracts issued by insurance companies. These contracts are included in the financial statements at contract value, which approximates fair value. The crediting interest rate and yield at January 31, 1998 ranged from 5.45% to 8% and at January 31, 1997 ranged from 6% to 8%.

H.   RELATED PARTY TRANSACTIONS

     Plan investments include The Buckle Stock Fund which is invested primarily in the stock of The Buckle, Inc., the plan sponsor and, therefore, these investments and actual transactions qualify as party-in-interest.

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
JANUARY 31, 1998
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

___________________________________________________________________________________________________________________________________

                 COLUMN B                             COLUMN C                            COLUMN D                    COLUMN E
                                             DESCRIPTION OF INVESTMENT,
                                             INCLUDING COLLATERAL, RATE
       IDENTITY OF ISSUE, BORROWER,         OF INTEREST, MATURITY DATE,                                                CURRENT
         LESSOR OR SIMILAR PARTY               PAR OR MATURITY VALUE                        COST                        VALUE

GUARANTEED INTEREST FUND:
 Fixed Income Fund:
 Hartford Life Insurance                                    8 %                            332,163                      332,163
 *United of Omaha                                        5.45 %                          1,504,469                    1,504,469

VALUE FUND:
 The American Funds Group:
 Fundamental Investors                                 76,614                            1,817,558                    2,137,867

BALANCED FUND:
 The American Funds Group:
 The Income Fund of America                            38,319                              694,860                      684,763

GROWTH FUND:
 Fidelity Advisor Equity Growth Fund
 Class T                                               54,867                            2,292,174                    2,562,652

THE BUCKLE STOCK FUND:
 Reserve Deposit Account:                                -                                   4,903                        4,903
 *The Buckle, Inc.                                     72,002                              859,799                    2,424,209

INTERNATIONAL EQUITY FUNDS:
 The American Funds Group:
 Europacific Growth Fund                               64,996                            1,333,575                    1,744,584

AGGRESSIVE GROWTH FUND:
 The AIM Family of Funds:
 AIM Constellation Fund                                66,613                            1,676,542                    1,742,124

*LOAN FUND                                    Rates of 9.25% to 9.50%                            -                      322,276
                                                                                     -------------                -------------
    Total Investments                                                                  $10,516,043                  $13,460,010
                                                                                     =============                =============
*  Party-In-Interest

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULES
ITEM 27B - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
JANUARY 31, 1998

-------------------------------------------------------------------------------------------------------------------------------
                                                AMOUNT RECEIVED
                                                DURING REPORTING           (F)
                                (C)                   YEAR                UNPAID            (G)               AMOUNT OVERDUE
         (A) (B)              ORIGINAL         (D)            (E)        BALANCE        DESCRIPTION           (H)        (I)
       IDENTITY AND            AMOUNT       -----------------------       AT END            OF            ---------------------
    ADDRESS OF OBLIGER        OF LOAN       PRINCIPAL      INTEREST      OF YEAR           LOAN            PRINCIPAL   INTEREST


 *Peter Pitchford             $12,110       $   -            $  -        $12,110           9.5 %           $12,110        $-

 *Michelle Raterman           $ 1,568       $ 515            $ 58        $   797          9.25 %           $   797        $-


 *  Party-in-interest.

THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
ITEM 27D - REPORTABLE TRANSACTIONS
YEAR ENDED JANUARY 31, 1998

___________________________________________________________________________________________________________________________________

SERIES TRANSACTIONS, WHEN AGGREGATED, INVOLVING AN AMOUNT
IN EXCESS OF 5 PERCENT OF THE CURRENT VALUE OF PLAN ASSETS


                COLUMN B                 COLUMN C        COLUMN D            COLUMN E                   COLUMN F           COLUMN G

                                                                               TOTAL                      TOTAL
                                                                              DOLLAR                     DOLLAR
                                         NUMBER OF      NUMBER OF            VALUE OF                     VALUE            NET GAIN
          DESCRIPTION OF ASSET           PURCHASES        SALES              PURCHASES                  OF SALES           OR (LOSS)


*The Buckle, Inc.                           18              19              $  336,693                 $  186,589             $ -

*United of Omaha:
   Guaranteed Interest                      81             256              $2,339,747                 $2,282,023             $ -


* Party-in-Interest.

                                                                       EXHIBIT A

     INDEPENDENT AUDITORS' CONSENT

     We consent to the incorporation by reference in Registration Statements No. 33-48402, No. 33-07227 and No. 33-4104 of The Buckle, Inc. on Forms S-8 of our report dated May 28, 1998, appearing in this Annual Report on Form 11-K of The Buckle, Inc. Cash or Deferred Profit Sharing Plan for the year ended January 31, 1998.

     DELOITTE & TOUCHE LLP

     Omaha, Nebraska
     July 17, 1998